

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Michael Blitzer
Chief Executive Officer
Inflection Point Acquisition Corp. III
167 Madison Avenue Suite 205 #1017
New York, NY 10016

> **Re: Inflection Point Acquisition Corp. III**
> **Registration Statement on Form S-1**
> **Filed November 25, 2024**
> **File No. 333-283427**

Dear Michael Blitzer:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

<u>Registration Statement on Form S-1</u>

<u>Cover page</u>

1.   Please revise to indicate the amount of interest that may be released from the trust account to fund your working capital requirements.

<u>Compensation of Sponsor, page 8</u>

2.   Please revise the table in this section and on page 109 to disclose clearly as compensation the antidilution adjustment of the founder shares to maintain your initial shareholders' ownership at 25% if you increase the size of the offering as referenced on page 149. Also, describe the extent to which these items of compensation and/or securities issuances may result in a material dilution of the purchasers' equity interests.

<u>If we are deemed to be an Investment Company, page 54</u>

3.   Please expand your disclosure in this section to include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of investment company status, to include the loss of any rights, which would expire worthless. Also, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

<u>Our Sponsor, page 108</u>

4.   We note numerous exceptions to the transfer restrictions in the table on page 110. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the ability to transfer the founder shares or otherwise. Address the consequences of such removal to the company's ability to consummate an initial business combination, including that any replacement sponsor could have difficulty finding a target.

5.   We note the disclosure on page 108 that each member of your management team owns, or will own, directly or indirectly, interests in your sponsor. Please revise to discuss the membership interests in the sponsor that each member of your management team will receive for their services to you. See Item 402(r)(3) of Regulation S-K.

6.   Please disclose whether the interests in the sponsor, Inflection Point Fund I, LP or Inflection Point GP I LLC may be transferred to third parties. Please add risk factor disclosure, as applicable.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: Russell Deutsch